May 16, 2008
Stephen Krikorian, Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	GTSI Corp. Form 10-K for the Fiscal Year Ended December 31, 2007 Form 8-K Filed March 14, 2008 File No. 000-19394
On behalf of GTSI Corp. (“GTSI” or the “Company”), I am providing this letter in response to the comments of the Commission’s staff set forth in your letter dated May 2, 2008 regarding the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2007 (File No. 000-19394) filed with the Commission on March 14, 2008 (the “2007 Form 10-K”) and Form 8-K filed March 14, 2008. To aid in the staff’s review, I have repeated the staff’s comments followed by the Company’s response.
Form 10-K for the Fiscal Year Ended December 31, 2007
Item 8. Financial Statements & Supplementary Data, page 40
Consolidated Statements of Operations, page 42
1.	We note from disclosure on page 28 that the product sales line item includes maintenance on software. Describe the nature of the maintenance on software. Tell us how your presentation is consistent with Rule 5-03.1 of Regulation S-X and what consideration you gave to including revenue generated from software maintenance in the service sales line item. Also, indicate the magnitude of revenue generated from maintenance on software in each of the periods presented.
The Company does not develop or market its own brand of software and related maintenance, rather re-sells ‘off-the-shelf’ software of established manufacturers. The amounts for software maintenance are 1% or less of total revenue in the periods reported. The Company distinguishes software maintenance in two categories, software license renewal (providing customer current version of software), and software maintenance/technical support (call and service support). The license maintenance is part of the traditional re-seller agreements. The Company views the license maintenance to be a component of product sales, as there is no service or support associated with the maintenance, nor does the Company have any post-sale or continuing involvement. As described in the 2007 Form 10-K, service revenue includes the sale of professional services, resold third-party service products, hardware warranties and maintenance on hardware. The Company considers software maintenance/technical support as part of ‘resold third-party service products’. The only software maintenance that the Company sells is third party related where it is not the primary obligor, as such is presented in the financial statements on a net basis within Service revenues. The Company believes the revenue breakout complies with Rule 5-03.1 of Regulation S-X.

Notes to Consolidated Financial Statements, page 45
Note 1. Nature of Business and Summary of Significant Accounting Policies, page 45
E. Revenue Recognition, page 46
2.	We note from disclosures throughout your filing, including on page 28, that product revenue includes, among other things, the sale of software and maintenance on the related software. Tell us more about your software products and software-related offerings, including the terms of the arrangements. Also tell us how you considered the guidance in EITF 03-05 and paragraph 2 of SOP 97-2 in determining the applicable authoritative literature for revenue recognition purposes. For your product sales, services agreements and bundled arrangements, explain how you determine whether any software is incidental and not essential to the functionality of the non-software items. To the extent material, tell us what consideration you gave to disclosing your policy for software revenues.
The Company re-sells the following software offerings: applications, operating systems, and service and support. The Company does not develop or market its own brand of software or offerings; rather it predominately re-sells ‘off-the-shelf’ software of established well-known businesses in the IT industry. The software we re-sell is generally not complex in nature as it does not require significant customization. Typically, the Company will work with the customer to design the hardware, and associated software, configuration, that the manufacturer or third-party builds for delivery. We are simply re-selling off-the-shelf third party software licenses, and once the related software is ordered and delivered, the Company has no obligation to customize the software elements.
GTSI recognizes revenue when persuasive evidence of a sale arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collectability is reasonably assured in accordance with SEC Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements (SAB 104).
When a customer order contains multiple items such as hardware, software and professional services which are delivered at varying times, the Company determines whether the delivered items can be considered separate units of accounting as prescribed by Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (EITF 00-21) (the software deliverable is not essential to the functionality of non-software deliverables, as discussed in EITF 03-05). The Company allocates revenue to each element based on its fair value. Generally, the Company is able to establish fair value for all elements of the sales order and bifurcate the customer order or contract accordingly. In these instances, revenue is recognized on each element separately. Further, the Company performs annual VOE testing to verify compliance with policy and in accordance with accounting standards, and has not identified any issues to date.
A multiple-element arrangement might include all or some of the following:
•	Hardware, such as computers, networking components, routers and storage devices

•	Software, such as application and system programs

•	Maintenance agreements to service the hardware and/or software

•	Professional services
Because many arrangements sold by GTSI contain elements both within (software deliverables) and outside (non-software deliverables) the scope of SOP 97-2, EITF 03-05 must be applied to determine if the non-software deliverables should be accounted for pursuant to SOP 97-2 if the software is essential to the functionality of those items. It is the Company’s conclusion that the software sold by GTSI is not essential to the functionality of the other elements; thus, the non-software elements would be excluded from the scope of SOP 97-2. All of these elements can be purchased separately and are sold by other vendors. The software and services provided are not complex, customization services; rather, they are generally basic implementation and integration that may or may not be purchased by the customer. As a result, the Company has concluded that EITF 00-21 can be applied to determine how the arrangement consideration should be allocated among the deliverables subject to SOP 97-2 (the software) and the other deliverables (not subject to SOP 97-2). For services more complex in nature, the Company maintains effective controls to perform an extensive review of the contract and deliverables to assure proper revenue recognition as dictated by SAB104, EITF 00-21, EITF 03-05, and SOP 97-2.

R. Reclassifications and Adjustments, page 50
3.	We note the errors identified relating to the first three fiscal quarters of fiscal 2007 as well as the errors identified relating to periods prior to fiscal 2007 that were adjusted during the fourth fiscal quarter of 2007. Tell us more about each of the specific errors identified and provide management’s SAB99 and SAB108 analyses when concluding that these errors were immaterial and that the prior year financial statements should not be corrected. Additionally, provide management’s analysis that correction in the fourth fiscal quarter of 2007 of the prior quarters and prior fiscal year errors are immaterial to the current year financial statements.
The Company prepared a full SAB99 memo in addition to the summary below. Please see attached SAB99 memo for complete analysis.
The errors were generally a result of human error where expenses were duplicated or accruals were made in error, and IT system issues. The Company believes the errors to be isolated events and not a chronic issue, and were not a result of fraud or a manipulation of earnings. The errors were predominately in the fiscal years and quarters 2005, 2006 and 2007. The Company assessed the impact of these errors and believes them to be quantitatively (both individually and in the aggregate) insignificant for the years ended December 31, 2005 and 2006. While the 2007 misstatements considered as a percent of earnings could be perceived as quantitatively material due to the breakeven results in 2007; when considered from a qualitative view, the Company does not believe them to be material. The 2006 and 2007 results include significant charges related to restatement costs and remediation efforts that we believe analyst and investors will add-back in assessing our results. Accordingly, the quantitative impact result in percentage impact to net results is less than 4% for fiscal years 2005 and 2006; fiscal year 2007 is distorted due to the fact that the Company has narrowed its loss (the Company performed an extensive qualitative analysis for fiscal year 2007).
For the individual quarters impacted which exceeded 5%, the Company believes that such assessments for the absolute amount of the error do not distort the previously reported results as supported by our qualitative assessment. For instance, for the quarters Q2 2006 and Q4 2006, there were significant charges to refinance our debt, severance and restatement fees that we believe analyst and investors discounted when assessing our results. Additionally, Q4 2007 includes consulting expenses related to the remediation efforts. Consequently, the impact of the errors are considerably lower when these charges are added back into net income. Since one could perceive that the impact of these items on certain quarters were significant from a quantitative perspective, further consideration of the qualitative impacts of these errors was also considered. The Company’s qualitative analysis was focused on, but not limited to:
•	Does the misstatement mask a change in earnings or other trends?
The Company believes that the misstatement does not mask any significant change in earnings or the trend in earnings. The amount of these errors results in a de minimis effect on earnings and EPS resulting from the misstatement for the year 2005 and 2006. When factoring the nature and quarterly impact of the errors, the Company believes the Company’s reports previously filed with the SEC do not contain material misstatements and are not misleading to the investors where they would have invested differently. Specifically reviewing Q2 & Q4 2006, the Company believes financial statements for the periods as filed are not materially changed, and would not have changed investor decisions. In analyzing Q4 2007, we do not believe the correction of the errors will impair an investor’s ability to compare and trend the quarters for 2007 and year over year comparisons. Our investors emphasize gross margin performance when measuring the Company’s performance. When factoring the gross margin impact of the errors, the impact to the quarters and years range from less than 1% to 3%; none of the amounts would be considered quantitatively material to the investors based on the Company’s gross margins. Further, when comparing the impact for the year ended December 31, 2007, the impact of the errors compared to gross margin impact is less than 1/4 percent.

The Company believes the results for 2007 are an anomaly when compared to the 5-year average absolute value of earnings (“5-year average”), and does not distort any trend in the Company’s earnings. The 5-year average earnings is $6.3 million; when comparing the 2007 identified errors to the 5-year average the impact drops to an immaterial amount. The reason for this change in earnings is due to the Company’s shift to higher margin products and services. Beginning in 2005/2006, the Company decided to exit low margin commodity government product sales and to start offering services to the government. While this change has reduced overall sales it has increased gross margin as a percent of revenues and narrowed losses. The Company is currently forecasting operating income in fiscal 2008 which further supports our expectation that the Company’s trend in earnings is going from loss to breakeven to income during this time period. The Company does not believe that it operates on a breakeven basis and that the 2007 results of operations are an anomaly caused by the change in the business and mix over the past two years.
In addition to the Company’s core operations, the Company does have an equity based investment in Eyak Technology, LLC. During 2007, the Company recorded a significant increase in equity income from Eyak Technology, LLC in the amount of $3 million. This income effectively offsets the Company’s operating loss for 2007 and contributed to the breakeven results for 2007. If one were to consider what the impact of these identified errors would have had on the operating results excluding the Eyak Technology equity income then the errors would have had an impact of less than 1% and less than 5% for the years 2006 and 2007, respectively.
Another indicator of how the market views the Company’s results was evident after the Company released restated financial statements in 2006. The Company’s stock price during the period it was preparing its restated financial statements (August 9, 2006 to December 22, 2006) increased from $8.46 to $9.16. The Company believes that the basis for its stock price being stable during the restatement period is that investors were (and are) focused on the Company’s gross margin and long term growth as compared to current period net income. A review of the recent historical stock price after the reporting of the financial results does not show a spike or drop in the stock price after negative results, and there is no reason to believe that had the errors been included in the reported results the investors would have reacted/invested differently.
Based on these factors, the Company does not believe that the identified errors mask a change in earnings or the trend in earnings.
The Company also concluded the misstatements had no impact on the Company’s compliance with any of its financial covenants or other contractual requirements. The errors in reporting are non-cash, and do not effect liquidity of the Company. The correction of the errors would not have triggered a default under the Company’s financial covenants and the Company had more room for additional negative performance under the financial covenants for the year ended 2007 (note, the Company had a wavier of debt covenants for the reporting periods ending December 2006 and March 2007).
Further, the background and nature of the errors were not fraudulent in nature; rather a result of limitation in the controls in the accounting software. In addition, even giving effect to the correction of errors, it would not have required the Company to file a correction of earnings guidance.
The Company believes that it is not probable that the judgment of a reasonable person relying upon such financial statements would change or be influenced if the financial statements were restated. In addition, the Company does not believe that the misstatement would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available in connection with the Company’s filing of reports with the SEC.
Note 10. Related Party Transactions, page 57
4.	We noted your inclusion of the audited consolidated financial statements for Eyak Technology, LLC for the year ended December 31, 2007 in Exhibit 99.1 and the unaudited consolidated financial statements for the years ended December 31, 2006 and 2005 in Exhibit 99.2. For any 50%-or-less-owned entity, you are required to provide audited financial statements for that entity for those periods in which the entity is significant. To determine significance, you should look to the significant subsidiary tests in Rule 1-02(w) of Regulation S-X. In this regard, tell us how you considered Rule 3-09 of Regulation S-X when concluding that the audited information for the year ended December 31, 2006 was not required.

The Company performs annual significant subsidiary tests as per Rule 1-02(w) and Rule 3-09 of Regulation S-X for any 50%-or-less-owned entities. Rule 1-02(w) defines a significant subsidiary as meeting any of the following conditions:
(1) The registrant’s and its other subsidiaries’ investments in and advances to the subsidiary exceed 10 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year; or
(2) The registrant’s and its other subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the subsidiary exceeds 10 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year; or
(3) The registrant’s and its other subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exceeds 10 percent of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year.
As noted earlier, the Company performs annual tests to determine disclosure and reporting requirements for any 50%-or-less-owned entities in accordance with Rule 3-09 and Rule 4-08 of Regulation S-X. The year ended December 31, 2006 significant subsidiary test results for Eyak Technology, LLC were:

Investment in and advances to subsidiary:	less than 10 percent
Share of total assets:	less than 10 percent
Proportionate share of subsidiary equity in income:	greater than 10, but less than 20 percent
In connection with the filing of the December 31, 2006 Form 10-K, the Company performed the Rule 3-09 and 4-08 tests and concluded that summarized financial information was only required since none of the S-X Rule 1-02(w) tests exceeded 20%. For the December 31, 2007 Form 10-K, the significance of the investment of Eyak increased over 20% which required stand-alone financial statements to be presented. The Company determined from a requirements standpoint, audited accounts were not required for year ended December 31, 2006, as such, unaudited accounts were included as Exhibit 99.2.
Form 8-K file March 14, 2008
5.	We note your inclusion of the non-GAAP financial measure of net income and earnings per share for 2006 in your Form 8-K filed on March 14, 2008. Tell us the consideration you gave to including the disclosure you gave to including the disclosures required by Item 10(e)(1)(i) of Regulation S-K. Ensure that any future uses of non-GAAP measures also include substantive discussion that addresses the various disclosures in Question 8 of the Division of Corporate Finance’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issues in June 2003. For example, your disclosure should explain the economic substance behind your decision to use the measures, why you believe the measures provide investors with valuable insight into your operating results, or why it is useful to an investor to segregate each of the items for which adjustments are made. Additionally, you should provide discussion regarding the material limitations associated with each measure or the matter in which you compensate for such limitations.
The Company in general avoids the disclosure of non-GAAP measures; however the Company believed these disclosures were necessary in order to effectively compare the year over year results. The results in 2006 (as previously disclosed) contained material change in estimates that effected gross margin and material one-time expenses that effected net income. The Company believes the inclusion of the non-GAAP measure provided a useful tool for its investors to accurately measure the results and performance. Also, the Company highlighted the fact that the measure was non-GAAP and provided a tie-back to GAAP measures. The Company takes note of your concerns, and will be sure to include additional substantive discussion and disclosure as necessary when including non-GAAP measures in future Form 8-K filings.

In connection with this response to your comments, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in it filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking additional action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding these matters, please contact the undersigned at (703) 502-2199.
Sincerely,
/s/ JOE RAGAN
Joe Ragan
Senior Vice President and
Chief Financial Officer

INTEROFFICE MEMORANDUM

TO	: GTSI FILES
PREPARED BY	: DAVID DYER
SUBJECT	: YE 2007 SAB99 MEMO
DATE	: FEBRUARY 18, 2008
REVIEWED BY	: JOE RAGAN, PERRY FABI, LARRY HART
PURPOSE
To document the Company’s evaluation of certain adjustments booked during the year of 2007 related to prior periods.
BACKGROUND
During 2007, the Company recorded adjustments to correct prior period errors. These adjustments follow:
Q1 2007:
1. Receiver’s Payable Adjustments
Through our normal close and review processes for receiver’s payable, we identified a number of PO’s that were opened and received on in error. In these instances, a PO was created in order to push an invoice to the customer through the system; but there should not have been COGS/Receiver’s Payable accruals made. The Company completes a rigorous manual review of these adjustments in order to ensure that this type of mistake will not continue.
2. Accumulated SAD from YE2006
The Company posted numerous entries in Q1 2007 that were identified and unposted from the 2006 Year End Audit.
Q2 2007:
1. Receiver’s Payable Adjustments — Errors were the same as those in Q107 noted above.
2. CISCO order issue
In Q4 2006; in order to segregate Cisco parts in inventory for customers, the items/parts were ‘marked for billing’, which creates entries to record revenue and COGS. It should be noted that the order was not shipped to the customer, so revenue should not have been recognized. The items were then put back into inventory, by creating a new part number (that is made up by all the parts segregated from inventory) and received back into inventory with zero cost. As part of the inventory reconciliation prepared at year end, a journal entry was recorded to increase the inventory value for the Cisco parts being carried at $0 (at the sum of the cost for the parts), and the offsetting entry was a reduction to COGS. The end result was revenue of $830k was incorrectly recorded in Q4 2006; this was identified and corrected in Q2 2007. Some of these items still have not been shipped to customer.

3. Stock Compensation Expense
The Company determined that it’s stock compensation software, which it believed was FAS 123R compliant, was actually not FAS123R compliant. The Company determined the system reports used to calculate and record stock comp expense continued to accrue stock comp expense for employees previously terminated; which overstated the stock comp expense. In addition to this error, the software was not properly calculating or recording the forfeiture true-up. FAS123R requires a true-up of the stock comp expense for the forfeiture rate as option traunches vest. This error partially offsets the overstatement of stock comp expense. The materiality schedule reflects that overstatement of stock comp expense in each period as reported in the previously filed SEC filings.
Q3 2007
1. GEMS incorrectly pulling Avg Cost vs. PO cost for inventory values
In reviewing and analyzing receiver’s payable balances, it was determined that several large PO balances for Cisco were invalid. In researching the issue, the Company learned that GEMS was incorrectly pulling Average Cost instead of the PO cost when the parts were received into inventory. Cisco is one our vendor’s where we are required to ‘kit’ parts when building/selling a server. As part of the kits, Cisco will provide free upgrades and/or parts (ie. additional memory, storage capacity, or other equipment) that can also be purchased individually; these items are listed as zero cost line item with the quote to the customer and vendor PO. When the parts were received into inventory, GEMS (and/or High Jump) identified the parts as valid and because they had costs in the past, the coding logic assigned a value using the average cost; where the Perpetual Inventory system assigned the PO cost — creating a difference between the ledger and the sub-ledger system. As part of the Q1 and Q2 inventory reconciliation process, the general ledger was adjusted to match Perpetual, with the offset to COGS (the offset should have been to receivers payable).
(the problem with GEMS started in January 2007, when IT made changes to the custom cost program; and was subsequently corrected in Sept 2007 when the issue was brought to their attention)
2. Journal entry was posted in the wrong accounting period
A staff accountant on the GL team (who is now no longer with the Company) was given data to a prepare journal entry to correct COGS amount related to special pricing that was not applied to the PO cost. The correction was identified in July 2007, and should have been corrected in the same period. Instead of posting to July 2007, it was posted to June 2007 — the journal entry template that was used was for July, however the staff accountant used a June JE number so it posted to the wrong period.
3. Unbilled revenue was not reversed once billed
The accounting department is provided monthly unbilled accruals for work completed but not billed by the professional services finance/billing team. The process is to reverse the accruals once they have billed the customer. As part of the Q3 clean-up and remediation effort, it was identified that numerous unbilled accruals were never reversed once the customer was invoiced thus causing revenue to be double recorded. We have implemented additional controls, and we will continue to add additional controls as part of the remediation plan, as all accounting and finance functions will be within the Controller’s Group.

Q4 2007
1. Receiver’s Payable Adjustments — Errors were the same as those in Q107 noted above.
2. RMA/RTV (Return Merchandise Authorization/Return to Vendor)
During Q3 2007, the Company recorded a RMA/RTV on Bill and Hold products (Bill and Hold transactions have a special manufacture code (5976) to easily identify the products and transactions and are entered with as zero cost and zero sell). When the RMA was entered in GEMS, it was entered using the ‘5976’ item numbers, resulting in a zero value being assigned to the sales value. When the RTV was processed, the vendor credits were applied as a reduction to COGS. When the replacement products were shipped in Q4 2007, it was entered as with zero sales price with extended costs applied.
3. Professional Services Payable adjustments
During the Q4 reconciliation process of Professional Services Receiver’s Payable balances (account 2028), the Company identified balances that were either accrued in error (no sustainable support) or was duplicated. As noted in the schedule below, the periods effected were Q4 2006 through Q3 2007. Prior to Q4 2007, the 2028 accrual process was manual (from the PO’s being issue through the payment of the vendor invoice). The Company would use spreadsheets to tract for and accrual vendor payables; and would manually reverse accrued liabilities as invoices were paid. The Company has implemented a process to utilize GEMS to issue and tract PO’s, receive and accrue vendor invoices (COGS and payables), and A/P payments.
4. Audit adjustment for PS revenue recognition
During the 2007 year end audit of professional services, it was determined that $78k of revenue was recognized in 2007 that related to 2006. When the order was entered in PeopleSoft, it was entered with zero revenue but with COGS. When the lines were marked, the COGS amount was recorded without the associated revenue.
Authoritative Literature
SEC Staff Accounting Bulletin No. 99 (SAB 99) provides guidance on assessing the materiality of misstatements. SAB 99 indicates that both “quantitative” and “qualitative” factors should be considered in assessing materiality. SAB 99 further states that a matter is material if there is substantial likelihood that a reasonable person would consider it important. SAB 99 cites FASB Concepts No. 2, as follows:
“The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

Materiality Assessment:
Quantitative Analysis:
The quantitative impact of these adjustments is as follows:

	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007	YTD 2007
As reported:	1000
Gross Margin	99,802	18,301	26,510	25,901	40,139	110,851	19,398	20,111	27,041	29,089	95,638
OPEX	120,352	29,606	27,118	30,220	32,719	119,662	27,142	26,158	28,607	28,166	110,074

Net Income/(Loss)	(13,673)	(10,028)	944	(3,393)	9,462	(3,014)	(6,948)	(3,621)	5,518	3,439	(1,612)

Cummulated adjustments:

Accumulated SAD from YE 2006	465	(209)	(44)	178	(282)	(357)	(112)	—	—	—	(112)
RP from Q1 review	(62)	(49)	515	(323)	291	434	(424)	52	—	—	(372)
RP from Q2 review	44	—	17	45	29	91	326	(462)	—	—	(135)
RP from Q4 review	—	—	—	28	—	28	4	15	135	(181)	(28)
Q4 professional services RP adjustments	—	—	7	—	29	36	77	98	391	(601)	(36)
Audit adjustment for PS rev rec	—	—	—	—	78	78	—	—	—	(78)	(78)
Prof services unbilled AR reversals	—	—	(59)	—	40	(19)	(103)	(4)	126	—	19
HP RMA/RTV issue	—	—	—	—	—	—	—	—	(83)	83	—
Entry posting error	—	—	—	—	—	—	—	(305)	305	—	—
Unbilled reversals	—	—	—	—	(29)	(29)	(68)	62	35	—	29
Q3 GEMS errors	—	—	—	—	—	—	80	656	(736)	—	—
Order error from Q2 Review	—	—	—	—	(830)	(830)	—	830	—	—	830

Gross Margin Impact	448	(258)	436	(72)	(674)	(568)	(220)	941	173	(778)	116
	0.45%	1.41%	1.65%	0.28%	1.68%	0.51%	1.13%	4.68%	0.64%	2.67%	0.12%

OPEX (stock comp error)	—	144	170	137	115	566	152	(717)	—		(566)
	0.00%	0.49%	0.63%	0.45%	0.35%	0.47%	0.56%	2.74%	0.00%	0.00%	0.51%

Total impact	448	(114)	606	65	(559)	(2)	(68)	224	173	(778)	(449)

	3.27%	1.14%	64.15%	1.91%	5.91%	0.08%	0.98%	6.18%	3.13%	22.61%	27.87%

Total impact less Eyak/EGS income	3.27%					0.05%					4.68%
The Company assessed the impact of these errors and believes them to be quantitatively (both individually and in the aggregate) insignificant for the years ended December 31, 2005 and 2006. When comparing the 2007 misstatements as a percent of earnings they can be perceived as material to investors; but when considered from a qualitative view, the Company does not believe them to be material. The 2006 & 2007 results include significant non-recurring charges related to restatement costs and remediation efforts which the street and/or investors will add-back in assessing the results. Accordingly, the quantitative impact result in percentage impact to net results is less than 4% for fiscal years 2005 and 2006; fiscal year 2007 is distorted due to the fact that the Company has narrowed its loss (this is discussed further in the qualitative discussion in #2 below).

For the individual quarters impacted which exceeded 5%, the Company believes that such assessments for the absolute amount of the error does not distort the previously reported results. For instance, for the quarters Q2 2006 and Q4 2006, there were significant non-recurring charges to refinance our debt, severance and restatement fees which the street discounted when assessing results; additionally Q4 2007 includes non-recurring consulting expenses related to the remediation efforts. Consequently, the impact of the errors are considerably lower when these charges are added back into net income. Since one could perceive that the impact of these items on certain quarters were significant from a quantitative perspective, further consideration of the qualitative impacts of these errors was also considered.
Qualitative Analysis:
Management evaluated materiality qualitatively as follows, using SAB 99’s list of nine considerations that may “render material a quantitatively small misstatement of a financial statement item”:
1.	Does the misstatement arise from an item capable of precise measurement or from an estimate and, if so, the degree of imprecision inherent in the estimate?

The misstatement did not result from erroneous estimates or judgments. The misstatements were predominantly caused by errors.

2.	Does the misstatement mask a change in earnings or other trends?

The Company believes that the misstatement does not mask any significant change in earnings or the trend in earnings. The amount of these errors results in a de minimis effect on earnings and EPS resulting from the misstatement for the year 2005 and 2006. When factoring the nature and quarterly impact of the errors, the Company believes that the previously filed SEC documents are not materially misstated, and are not misleading to the investors where they would have invested differently. Specifically reviewing Q2 & Q4 2006, the company believes that the periods as filed are not materially changed (for Q4 2006, the Company compared the misstatements as a percent of Gross Margin, as this is how the Company is measured by its investors), and would not have changed investor decisions. In analyzing Q4 2007, we do not believe the correction of the errors will impair an investor’s ability compare and trend the quarters for 2007 and year over year comparisons. Our investors emphasize gross margin performance when measuring the company’s performance. When factoring the gross margin impact of the errors, the impact to Q2 2006 is 1.84%, Q4 2006 is 1.97% and Q4 2007 is 2.62%; none of the amounts would be considered quantitatively material to the investors based on the Company’s gross margins. Further, when comparing the impact for the year ended December 31, 2007, the impact of the errors compared to gross margin impact is 0.24%.

It should be noted that the results for 2007 are an anomaly when compared to the 5-year average absolute value of earnings (“5-year average”), and does not distort any trend in earnings for the Company. The 5-year average earnings is $6.3 million; when comparing the 2007 identified errors to the 5-year average the impact drops to 6.5% of the average earnings. The reason for this change in earnings is due to the Company changing the fundamental business direction of GTSI. Beginning in 2005/2006, the Company decided to exit low margin commodity government product sales and to start offering services to the government. This change has significantly reduce overall sales but increased gross margins. [The Company is currently forecasting income in fiscal 2008 which further supports our expectation that the Company’s trend in earnings is going from loss to breakeven to income during this time period.] The Company does not believe that it operates on a breakeven basis and that the results of operations for 2007 are an anomaly caused by the change in the business and mix over the past two years.
Another factor that impacted the results for 2007 was due to $100 million of orders in late December 2007 being pushed into 2008. GTSI issued an earnings warning on January 22, 2008 which stated “While the Company expects a net loss for 2007, we believe such loss will be significantly lower than last year. Although we anticipated delivering net income for 2007, the federal government’s continuing resolution impacted our ability to meet our expectations...During the fourth quarter, we had over $100 million in orders that we anticipated to close in the quarter pushed into 2008; much of this amount was due to federal funding constraints. President Bush signed the budget funding bill in the final days of the quarter, and it is anticipated that a normal funding flow will occur in the later portion of the first quarter.”
In addition to the Company’s core operations, the Company does have an equity based investment in EyakTek. During 2007, the Company recorded significant equity income from EyakTek in the amount of $3 million. This income effectively offsets the Company’s operating loss for 2007 and contributed to the breakeven results for 2007. If one were to consider what the impact of these identified errors would have had on the operating results excluding the EyakTek equity income then the errors would have had an impact of 0.86% and 4.3% for the years 2006 and 2007, respectively.
Another indicator of how the market views the Company’s results was evident after the Company recorded a restatement in 2006. The Company’s stock price during the restatement period (August 9, 2006 to December 22, 2006) went from $8.46 to $9.16. The Company believes that the basis for the stock being stable during the restatement period is that investors are focused on the Company’s gross margin, cash flow results and long term growth as compared to current period net income. A review of the historical stock price after the reporting of the financial results does not show a spike or drop in the stock price after negative results, and there is no reason to believe that had the errors been included in the reported results the investors would have reacted/invested differently.
Based on these factors, the Company does not believe that the identified errors mask a change in earnings or the trend in earnings.

3.	Does the misstatement hide a failure to meet analysts’ consensus expectations for the enterprise?

Our investors emphasize more on gross margin in measuring the performance of the company. The impact of the errors compared to as reported amounts as a percent of the total gross margin is less then one percent to two percent in all periods; further gross margin as a percent of revenue is not materially impacted.

Because the company was restating previously filed results between July and December 2006 (for the years 2003 — 2005 and Q1 of 2006), the analyst projections were not updated until December 2006; so there is not any way to accurately compare the now corrected amounts to analyst estimated.

Further, the analyst that follows the Company is dropping coverage in Q1 2008, for reasons outside of financial performance and prior restatements and restatement/reporting risks.

4.	Does the misstatement change a loss into income or vice versa?

No. There would have been no changes of a loss into income or vice versa in any periods resulting from adjustment for the errors.

5.	Does the misstatement concern a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability?

No. The error is not unique to any specific operating segment. Further, the 2007 10-k is the first filing where the Company will include segment reporting; the Company does not expect the misstatements will have a material impact.

6.	Does the misstatement affect the registrant’s compliance with regulatory requirements?

The misstatement has no impact on the company’s compliance with regulatory requirements.

7.	Does the misstatement affect the registrant’s compliance with loan covenants or other contractual requirements?

The misstatement has no impact on the company’s compliance with any of its financial covenants or other contractual requirements.

The errors in reporting are non-cash, and do not effect liquidity of the Company. The Company has minimum financial performance debt covenants; however the errors would not have triggered a default under these covenants and the Company has additional coverage for the year ended 2007 (note, the Company had a wavier of debt covenants for the reporting periods ending December 2006, and March 2007).

8.	Does the misstatement have the effect of increasing management’s compensation — for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation?

No. Incentive compensation is determined on full calendar year performance and objectives. The magnitude of the adjustments is not large enough to impact the measure of any incentive compensation in any periods.

9.	Does the misstatement involve a concealment of an unlawful transaction?

No. The background and nature of the errors were not fraudulent in nature; rather a result of limitation in the controls in the accounting software, and due to the fact that the equity software utilized is not US GAAP compliant. The Company does not provide investors earnings guidance, so the errors did not affect expected EPS or net income.
Conclusion:
The Company believes that for the years 2005 and 2006, from both a quantitative and qualitative view, the errors were not material; and for the year 2007 the errors are not material from a qualitative view. The Company further believes that it is not probable that the judgment of a reasonable person relying upon such financial statements would change or be influenced if the financial statements were restated. Further, the company does not believe that the misstatement would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available in connection with the Company’s SEC filings.
The Company has previously disclosed in the June 30, 2007 Form 10Q that “the Company identified certain immaterial errors related to periods prior to fiscal 2007. The Company has recorded adjustments for these items which increased net loss by $0.3 million for the three months ended June 30, 2007. The Company has determined that the impact of these adjustments was not material to the current or any prior period and does not believe it will be material to the results for fiscal year 2007.” The Company continues to believe that this statement is correct and that the errors identified during 2007 and corrected in 2007 are not material to the Company’s results of operations, financial condition or cash flows for all periods presented. The Company will make full disclosure of this matter in the Form 10-K along with a clear disclosure of the fourth quarter adjustments in the footnotes.
Management consulted with internal and external SEC legal counsel in forming the above conclusion and has also briefed the Audit Committee, who concurs with management’s conclusion.